SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Santos Basin pre-salt development plan review

Rio de Janeiro, April 29th, 2011 – Petróleo Brasileiro S.A - Petrobras announces that today it presented the annual review of the Integrated Development Master Plan for the Santos Basin Pre-Salt Area (Plansal) to the Board of Directors. The Master Plan is reviewed annually, incorporating information from newly drilled wells and from the implementation of different commercial strategies.

Plansal’s current review strengthens the trend of reducing the investments necessary to develop the area, today estimated at 45% with regard to the original Master Plan of 2008 and around 32% with regard to last year’s Master Plan, which is the result of the optimization achieved in the conception of the production projects, mainly due to higher well productivity (average increase of around 20%) and better understanding of the areas with production potential. Additionally, the expectation of the recoverable volume potential for the Lula and Cernambi areas was extended beyond 8 billion barrels. There was also a significant increase considering the 5 billion barrels of recoverable oil equivalent (broe) recently acquired in the Transfer of Rights, which will enable us to take advantage of great synergies with projects which are under development.

The current vision allows us to predict that the total investments to develop the projects present in the Santos Basin Pre-salt Area, through 2015, will reach 73 billion dollars, of which 74% will be carried out directly by Petrobras. These investments will lead to significant pre-salt production increases and will create the basis for the production increase in the post-2015 period. As a result of this great company effort, we expect the contribution of the areas, operated by Petrobras, in terms of total production, to reach 613 thousand barrels of oil per day in 2015, an increase of 108 thousand barrels per day with regard to the previous plan. Of this total, around 60% belongs to Petrobras and the remaining 40% belongs to non-partners. In 2017, the previously disclosed production target of 1 million barrels of oil per day will be surpassed.

Another highlight of Plansal was Petrobras’s high performance capacity. Many of the initiatives established in the first Master Plan, in 2008, have already become reality in 2011, with highlight to the start of operations of:

a) two FPSOs (BW São Vicente and Dynamic Producer) to perform Long-Duration Tests (LDTs) programmed for the area;

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

b) a higher number of drilling rigs (8 are currently in operation and another 5 will begin activities in the next 3 months);

c) the first definitive production system, installed in Lula field (FPSO Cidade Angra dos Reis);

d) the gas pipeline between Lula Pilot and the Mexilhão platform (200 km of submarine pipelines in ultra-deep waters);

e) the gas pipeline between Caraguatatuba and Taubaté (Gastau).

Besides the events above, also representative are the start of construction of eight FPSOs at the Rio Grande Shipyard, the contracting for the construction of up to 28 drilling rigs in Brazil, the first batch of seven rigs of which has already been defined and the development of studies for a Gas FSO, designed to provide a new alternative for the flow through its liquefaction in the open sea. With regard to the development of the Transfer of Rights areas, the Inhaúma Shipyard is already being fitted out for the construction of the first four units, to be installed by 2016.

The need to implement alternative routes for the flow of oil and gas of the Santos Basin Pre-salt Area, based on the forecast of the huge production volumes, was identified. These alternatives, which are in an advanced stage of maturation, will allow an adequate logistics network to take on the future forecast of the area’s production.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.